UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

13014933

Processing Section
APR 13 2013
Washington DC
401

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/2012 (MM/DD/YY) AND ENDING 02/28/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthPoint Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 2000
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Jacquin 415-358-3501
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ribis, Jones and Maresca P.A.
(Name – *if individual, state last, first, middle name*)

10500 Little Patuxent Pkwy, Ste 770, (Address) Columbia, (City) MD (State) 21044 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Jacquin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthPoint Advisors, LLC, as of February 28, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Director

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Francisco)ss.
On 5-7-13 before me David Tsung, Notary Public, personally appeared David Jacquin, who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person(s), or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument. I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct. WITNESS my hand and official seal.

[signature]

DAVID TSUNG
COMM. #1905869
Notary Public - California
San Francisco County
My Comm. Expires Sep. 27, 2014

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FEBRUARY 28, 2013

TABLE OF CONTENTS

RJM
RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Independent Auditors' Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying financial statements of North Point Advisors, LLC (the "Company"), which comprise the statement of financial condition as of February 28, 2013 and the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Point Advisors, LLC as of February 28, 2013, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 11 through 20 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones and Maresca, P.A.
Columbia, MD
May 08, 2013

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2013

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,785,208
Accounts receivable		111,269
Client reimbursable expenses and prepaid expenses		167,656
Due from affiliates		129,856
Prepaids and deposits		8,356
Total Current Assets		3,202,345
TOTAL ASSETS	$	3,202,345

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	334,886
Total Current Liabilities		334,886
TOTAL LIABILITIES		334,886
MEMBER'S EQUITY		
Member's equity		2,867,459
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,202,345

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2013

REVENUE		
Advisory fees	$	12,556,803
Investment income		63
Total Revenue		12,556,866
EXPENSES		
Compensation		4,193,630
Benefits and taxes		383,908
Professional fees		955,630
Occupancy		268,250
Office expenses		495,629
Travel, entertainment and business development		1,576,599
Data and analytics		68,273
Repairs and maintenance		50,295
Contributions		149,709
Aircraft expenses		1,052,055
Other expenses		3,821
Total Expenses		9,197,799
NET INCOME		3,359,067
OTHER CHANGES		
Tax distributions to managing member		(2,766,550)
Contributions by managing member		1,587,897
Total Distributions		(1,178,653)
CHANGE IN MEMBER'S EQUITY		2,180,414
MEMBER'S EQUITY, MARCH 1, 2012		687,045
MEMBER'S EQUITY, FEBRUARY 28, 2013	$	2,867,459

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,359,067
Adjustments to reconcile change in net income		
to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(41,887)
Increase in client reimbursable expenses and prepaid expenses		(27,254)
Decrease in due from affiliates		(143,818)
Increase in prepaids and deposits		(3,973)
Increase in accounts payable and accrued expenses		87,854
Net Cash Provided by Operating Activities		3,229,989
CASH FLOWS FROM FINANCING ACTIVITIES		
Tax distributions to managing member		(2,766,550)
Contributions by managing member		1,587,897
Net Cash Used for Financing Activities		(1,178,653)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,051,336
CASH AND CASH EQUIVALENTS, beginning of year		733,872
CASH AND CASH EQUIVALENTS, end of year	$	2,785,208

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED FEBRUARY 28, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point Advisors, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC and North Point Investment Portfolio, LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 28, 2013.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2013 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2013.

Income Taxes

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

The Company recognizes "*Accounting for Uncertainty in Income Taxes*". "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with *"Accounting for Income Taxes"*.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - continued

"Accounting for Uncertainty in Income Taxes" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of *"Accounting for Uncertainty in Income Taxes"* does not have an affect on its results of operations or financial condition. The open years subject to possible income tax audits are 2010, 2011 and 2012.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2013, North Point Advisors, LLC had net capital of $469,614, which was $452,214 in excess of its required net capital of $17,400. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of February 28, 2013 is 0.55 to 1.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – OPERATING LEASE AGREEMENT

The Company leases office space. The operating lease was amended and extended to May 13, 2015. The future minimum annual year-ending lease payments are as follows:

February 28, 2014	$ 272,150
2015	68,538
Total	$ 340,688

Rent expense for the year ended February 28, 2013, including the pro-rata share of expenses, totaled $268,250.

NOTE 6 – RELATED PARTY TRANSACTIONS

An amount of $999,415 paid to the sole member, or the Managing Member, as compensation has been included in the statement of operations. Another amount totaling $2,766,550 paid to the sole member, or the Managing Member, has been included as a tax distribution on the statement of operations. During the fiscal year ended February 28, 2013, the Managing Member also made $1,587,897 in contributions to the Company.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as plane expenses used to service the Company's clients.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of February 28, 2013, the amount due from NPIP totaled $(129,856).

North Point Investment Portfolio II, LLC ("NPIP2"), a Delaware limited liability company, was formed on April 11, 2011. NPIP2 was formed as a holding company for the investment assets that are non-allowable for a broker-dealer.

NOTE 7 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age and must have completed one year of service with at least one thousand hours during that year. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2013.

NOTE 8 – CONCENTRATION OF RISK

For the year ended February 28, 2013, five customers accounted for 80% of revenue.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through May 08, 2013, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2013

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$ 2,867,459
3	Total ownership equity qualified for net capital	2,867,459
6	Deductions	
	Non-allowable assets	
	Accounts receivable	111,269
	Other assets	176,010
6a	Total non-allowable assets	417,134
8	Net capital before haircuts on securities	2,450,325
9e	Less haircuts on other securities	(3,264)
10	Net Capital	$ 2,447,061

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 13,669
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	13,669
14	Excess net capital (line 10 less line 13)	2,433,392
15	Net capital less 10% of line 19	$ 2,426,558

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$ 334,884
19	Aggregate indebtedness	$ 205,030
20	Ratio: Aggregate indebtedness to net capital	8.38%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 28, 2013 to the audited statement of financial position.

See independent auditors' report.

SCHEDULE 2

NORTH POINT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 29, 2013

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

See independent auditors' report.

SCHEDULE 3

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2013

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	Reference	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets				
1	Cash	$ 285,993	$ -		$ 285,993
3	Receivables from non-customers	111,269	-		111,269
4	Securities, other	2,499,214	-		2,499,214
9	Receivable from affiliates	129,855	-		129,855
10	Property, net	15,067	(15,067)	[a]	-
11	Other assets	148,073	27,937	[b]	176,010
12	Total assets	3,189,471	12,870		3,202,341
	Liabilities				
17	Accounts payable and other liabilities	$ 334,884	$ -		$ 334,884
18b	Notes payable, secured	-	-		-
20	Total liabilities	334,884	-		334,884
	Ownership Equity				
22	Member's equity	2,854,587	12,870		2,867,457
25	Total liabilities and member's equity	$ 3,189,471	$ 12,870		$ 3,202,341

See independent auditors' report.

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2013

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	Reference	RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 2,854,587	$ 12,870	[a] [b]	$ 2,867,459
3	Total ownership equity qualified for net capital	2,854,587	12,870		2,867,457
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	111,269	-		111,269
	Due from affiliates	129,855	-		129,855
	Property and equipment, net	15,067	(15,067)	[a]	0
	Client reimbursable expenses and prepaid expenses	148,073	27,937	[b]	176,010
6a	Total non-allowable assets	404,264	12,870		417,134
8	Net capital before haircuts on securities	2,450,323	-		2,450,325
9e	Less haircuts on other securities	(3,264)	-		(3,264)
10	Net Capital	$ 2,447,059	$ -		$ 2,447,059
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 13,669			$ 13,669
12	Minimum dollar net capital requirement	5,000			5,000
13	Net capital requirement (greater of line 11 or 12)	13,669			13,669
14	Excess net capital (net capital, less net capital requirement)	2,433,390			2,433,390
15	Net capital less 10% of line 19	$ 2,426,556			$ 2,426,556
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 205,030			$ 334,884
19	Aggregate indebtedness	$ 205,030	$ -	[d]	$ 205,030
20	Ratio: Aggregate indebtedness to net capital	8.38%			8.38%

See independent auditors' report.

RJM
RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Report of Independent Auditors' on Internal Control
Required By SEC Rule 17a-5

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") as of and for the year ended February 28, 2013, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
COLUMBIA, MD LARGO, MD WASHINGTON, D.C.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rikis, Jones & Maresca, P.A.

Columbia, MD
May 08, 2013

SIPC SUPPLEMENTARY REPORT

RJM
RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 28, 2013 filed on April 24, 2012, which were agreed to by North Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2013, as applicable, with the amounts reported in Form SIPC-7 for fiscal year ended February 28, 2013, noting the following difference:

   - Total revenue "Item no. 2d." on the SIPC-7 when compared to the revenue reported on the audited Form X-17A-5 for the year ended February 28, 2013 was understated by $68, resulting in no over or under payment of fees.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the SIPC-7 filed on April 16, 2013.

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
COLUMBIA, MD LARGO, MD WASHINGTON, D.C.

North Point Advisors, LLC
Page Two

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rubino, Jones & Mariesca, P.A.

Columbia, MD
May 08, 2013

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2/28, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066709 FINRA FEB 4/19/2005
NORTH POINT ADVISORS LLC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 31,392

B. Less payment made with SIPC-6 filed (exclude interest) (8,891)

9/27/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 22,501

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,501

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22501.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Controller
(Title)

Dated the 16 day of April, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 3-1, 2012
and ending 2-28, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,556,870
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 12,556,870
2e. General Assessment @ .0025	$ 31,392 (to page 1, line 2.A.)

NORTH POINT ADVISORS, LLC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

FEBRUARY 28, 2013

TABLE OF CONTENTS

RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Independent Auditors' Report

To the Member of
North Point Advisors, LLC
San Francisco, CA

We have audited the accompanying financial statements of North Point Advisors, LLC (the "Company"), which comprise the statement of financial condition as of February 28, 2013 and the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Point Advisors, LLC as of February 28, 2013, and the results of its operations, the changes in its member's equity, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in pages 11 through 20 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ribis, Jones + Maresca, P.A.

Ribis, Jones and Maresca, P.A.
Columbia, MD
May 08, 2013

NORTH POINT ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
FEBRUARY 28, 2013

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,785,208
Accounts receivable		111,269
Client reimbursable expenses and prepaid expenses		167,656
Due from affiliates		129,856
Prepaids and deposits		8,356
Total Current Assets		3,202,345
TOTAL ASSETS	$	3,202,345

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	334,886
Total Current Liabilities		334,886
TOTAL LIABILITIES		334,886
MEMBER'S EQUITY		
Member's equity		2,867,459
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,202,345

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF OPERATIONS AND
CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED FEBRUARY 28, 2013

REVENUE	
Advisory fees	$ 12,556,803
Investment income	63
Total Revenue	12,556,866
EXPENSES	
Compensation	4,193,630
Benefits and taxes	383,908
Professional fees	955,630
Occupancy	268,250
Office expenses	495,629
Travel, entertainment and business development	1,576,599
Data and analytics	68,273
Repairs and maintenance	50,295
Contributions	149,709
Aircraft expenses	1,052,055
Other expenses	3,821
Total Expenses	9,197,799
NET INCOME	3,359,067
OTHER CHANGES	
Tax distributions to managing member	(2,766,550)
Contributions by managing member	1,587,897
Total Distributions	(1,178,653)
CHANGE IN MEMBER'S EQUITY	2,180,414
MEMBER'S EQUITY, MARCH 1, 2012	687,045
MEMBER'S EQUITY, FEBRUARY 28, 2013	$ 2,867,459

See independent auditors' report and accompanying notes to the financial statements.

NORTH POINT ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED FEBRUARY 28, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,359,067
Adjustments to reconcile change in net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in accounts receivable		(41,887)
Increase in client reimbursable expenses and prepaid expenses		(27,254)
Decrease in due from affiliates		(143,818)
Increase in prepaids and deposits		(3,973)
Increase in accounts payable and accrued expenses		87,854
Net Cash Provided by Operating Activities		3,229,989
CASH FLOWS FROM FINANCING ACTIVITIES		
Tax distributions to managing member		(2,766,550)
Contributions by managing member		1,587,897
Net Cash Used for Financing Activities		(1,178,653)
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,051,336
CASH AND CASH EQUIVALENTS, beginning of year		733,872
CASH AND CASH EQUIVALENTS, end of year	$	2,785,208

See independent auditors' report and accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

North Point Advisors, LLC, a Delaware limited liability company (the "Company"), was formed on June 21, 2004 and operates under a Limited Liability Company Agreement (the "LLC Agreement"). The Company was formed to engage in investment banking, primarily as a financial advisor in mergers and acquisitions transactions. Effective April 19, 2005, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The managing member of the Company is North Point, LLC; a Delaware limited liability company (the "Managing Member"). The Managing Member is responsible for managing the affairs of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the accrual method of accounting.

Basis of Presentation

The accompanying financial statements are those of North Point Advisors, LLC and are not intended to be the combined financial statements of North Point Advisors, LLC and its affiliates. Pursuant to NASD Rule 1017, FINRA granted the application of North Point Advisors, LLC to transfer certain assets to North Point Aviation, LLC and North Point Investment Portfolio, LLC on November 19, 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial Instruments

The carrying amount of the Company's financial instruments, which includes cash and cash equivalents, receivables, accounts payable, accrued liabilities, and notes payable, is approximately equal to its fair value at February 28, 2013.

Revenue Recognition

Advisory fees represent fees earned for investment banking services provided to the Company's clients and are recorded upon the achievement of specific milestones, pursuant to the terms of contractual arrangements.

Client Reimbursable Expenses

Client reimbursable expenses are out-of-pocket expenditures incurred by the Company, which relate to investment banking services provided to clients. Pursuant to the terms of contractual agreements, these expenses will be recouped from the clients.

Allowance for Doubtful Accounts

The provision for doubtful accounts for client reimbursable expenses is based on an assessment of how many client's contractual agreements will successfully close, based on a percentage of outstanding contacts. All accounts receivable as of February 28, 2013 are considered fully collectible by management. No allowance for doubtful accounts has been recorded as of February 28, 2013.

Income Taxes

The Company is a single member limited liability company and is considered, for United States of America tax purposes, to be a disregarded, pass-through entity. Taxable income or loss from the Company is included in the tax return of the sole member of the managing member of North Point Advisors, LLC.

The Company recognizes "*Accounting for Uncertainty in Income Taxes*". "*Accounting for Uncertainty in Income Taxes*" clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "*Accounting for Income Taxes*".

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - continued

"Accounting for Uncertainty in Income Taxes" requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Since the Company is an LLC for income tax purposes, and its earnings pass through to the member, no income tax provision is reflected in the financial statements. The Company believes that the adoption of *"Accounting for Uncertainty in Income Taxes"* does not have an affect on its results of operations or financial condition. The open years subject to possible income tax audits are 2010, 2011 and 2012.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital shall not exceed 8 to 1. At February 28, 2013, North Point Advisors, LLC had net capital of $469,614, which was $452,214 in excess of its required net capital of $17,400. North Point Advisors, LLC's ratio of aggregate indebtedness to net capital as of February 28, 2013 is 0.55 to 1.

NOTE 4 – CAPITAL ACCOUNT

A capital account is maintained for the member. The account is increased by capital contributions, allocable share of net profit and any item of income or gain, and decreased by distributions, allocable share of net loss and any items of expense or loss. Allocation of profit and losses and cash contributions and distributions are made in accordance with the amended and restated limited liability company agreement of North Point Advisors, LLC. This agreement also defines a calculation for tax distributions to be provided to the member based on the highest marginal federal individual income tax rate for federal and State of California income tax purposes for the calendar year.

NOTE 5 – OPERATING LEASE AGREEMENT

The Company leases office space. The operating lease was amended and extended to May 13, 2015. The future minimum annual year-ending lease payments are as follows:

February 28, 2014	$ 272,150
2015	68,538
Total	$ 340,688

Rent expense for the year ended February 28, 2013, including the pro-rata share of expenses, totaled $268,250.

NOTE 6 – RELATED PARTY TRANSACTIONS

An amount of $999,415 paid to the sole member, or the Managing Member, as compensation has been included in the statement of operations. Another amount totaling $2,766,550 paid to the sole member, or the Managing Member, has been included as a tax distribution on the statement of operations. During the fiscal year ended February 28, 2013, the Managing Member also made $1,587,897 in contributions to the Company.

North Point Aviation, LLC ("NPAV"), was formed on January 12, 2007. The certificate of formation was filed with the State of Delaware on October 16, 2008. NPAV was formed as a holding company for the Company's aircraft, which is considered a non-allowable asset for a broker-dealer. The operating income and expenses of the aircraft, excluding depreciation, are included in the accompanying financial statements as plane expenses used to service the Company's clients.

North Point Investment Portfolio, LLC ("NPIP"), a Delaware limited liability company, was formed on September 15, 2008. NPIP was formed as a holding company for the investment assets that are non-allowable for a broker-dealer. As of February 28, 2013, the amount due from NPIP totaled $(129,856).

North Point Investment Portfolio II, LLC ("NPIP2"), a Delaware limited liability company, was formed on April 11, 2011. NPIP2 was formed as a holding company for the investment assets that are non-allowable for a broker-dealer.

NOTE 7 – 401(k) PLAN

The Company has a 401(k) plan that is available to all eligible employees who elect to participate. Employees must be eighteen years of age and must have completed one year of service with at least one thousand hours during that year. The participants can make voluntary salary reduction contributions subject to the limits and provisions of the Internal Revenue Code. The Company did not make employer contributions during the year ended February 28, 2013.

NOTE 8 – CONCENTRATION OF RISK

For the year ended February 28, 2013, five customers accounted for 80% of revenue.

NOTE 9 – SUBSEQUENT EVENTS

In preparing these financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through May 08, 2013, the date the financial statements were available to be issued. There were no additional events or transactions that were discovered during the evaluation that required further disclosure.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

NORTH POINT ADVISORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED FEBRUARY 28, 2013

COMPUTATION OF NET CAPITAL

1	Member's equity from statement of financial condition	$ 2,867,459
3	Total ownership equity qualified for net capital	2,867,459
6	Deductions	
	Non-allowable assets	
	Accounts receivable	111,269
	Other assets	176,010
6a	Total non-allowable assets	417,134
8	Net capital before haircuts on securities	2,450,325
9e	Less haircuts on other securities	(3,264)
10	Net Capital	$ 2,447,061

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11	Minimum capital requirement (6-2/3% of aggregate indebtedness)	$ 13,669
12	Minimum dollar net capital requirement	5,000
13	Net capital requirement (greater of line 11 or 12)	13,669
14	Excess net capital (line 10 less line 13)	2,433,392
15	Net capital less 10% of line 19	$ 2,426,558

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Accounts payable and accrued expenses	$ 334,884
19	Aggregate indebtedness	$ 205,030
20	Ratio: Aggregate indebtedness to net capital	8.38%

See Schedule 3 for the reconciliation of the Company's unaudited FOCUS Report as of February 28, 2013 to the audited statement of financial position.

See independent auditors' report.

SCHEDULE 2

NORTH POINT ADVISORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED FEBRUARY 29, 2013

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(2)(ii).

The Company has complied with the exemptive provisions of SEC Rule 15-c3-3.

See independent auditors' report.

SCHEDULE 3

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2013

Line		UNAUDITED FOCUS Report Form X-17A-5 Part IIA	AUDIT ADJUSTMENTS	Reference	AUDITED STATEMENT OF FINANCIAL POSITION
	Assets				
1	Cash	$ 285,993	$ -		$ 285,993
3	Receivables from non-customers	111,269	-		111,269
4	Securities, other	2,499,214	-		2,499,214
9	Receivable from affiliates	129,855	-		129,855
10	Property, net	15,067	(15,067)	[a]	-
11	Other assets	148,073	27,937	[b]	176,010
12	Total assets	3,189,471	12,870		3,202,341
	Liabilities				
17	Accounts payable and other liabilities	$ 334,884	$ -		$ 334,884
18b	Notes payable, secured	-	-		-
20	Total liabilities	334,884	-		334,884
	Ownership Equity				
22	Member's equity	2,854,587	12,870		2,867,457
25	Total liabilities and member's equity	$ 3,189,471	$ 12,870		$ 3,202,341

See independent auditors' report.

SCHEDULE 3
(continued)

NORTH POINT ADVISORS, LLC
RECONCILIATION OF UNAUDITED FOCUS REPORT
TO THE AUDITED STATEMENT OF FINANCIAL POSITION
FOR THE YEAR ENDED FEBRUARY 28, 2013

		UNAUDITED FOCUS REPORT FORM X-17A-5 PART IIA	AUDIT ADJUSTMENTS	Reference	RECONCILED TO SCHEDULE 1
	Computation of Net Capital				
1	Member's equity from statement of financial condition	$ 2,854,587	$ 12,870	[a] [b]	$ 2,867,459
3	Total ownership equity qualified for net capital	2,854,587	12,870		2,867,457
6	Deductions				
	Non-allowable assets:				
	Accounts receivables	111,269	-		111,269
	Due from affiliates	129,855	-		129,855
	Property and equipment, net	15,067	(15,067)	[a]	0
	Client reimbursable expenses and prepaid expenses	148,073	27,937	[b]	176,010
6a	Total non-allowable assets	404,264	12,870		417,134
8	Net capital before haircuts on securities	2,450,323	-		2,450,325
9e	Less haircuts on other securities	(3,264)	-		(3,264)
10	Net Capital	$ 2,447,059	$ -		$ 2,447,059
	Computation of Basic Net Capital Requirements				
11	Net capital requirement (6-2/3% of aggregate indebtedness)	$ 13,669			$ 13,669
12	Minimum dollar net capital requirement	5,000			5,000
13	Net capital requirement (greater of line 11 or 12)	13,669			13,669
14	Excess net capital (net capital, less net capital requirement)	2,433,390			2,433,390
15	Net capital less 10% of line 19	$ 2,426,556			$ 2,426,556
	Computation of Aggregate Indebtedness				
16	Accounts payable and accrued expenses	$ 205,030			$ 334,884
19	Aggregate indebtedness	$ 205,030	$ -	[d]	$ 205,030
20	Ratio: Aggregate indebtedness to net capital	8.38%			8.38%

See independent auditors' report.

RIBIS, JONES & MARESCA, P.A.
Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Report of Independent Auditors' on Internal Control
Required By SEC Rule 17a-5

To the Member of
North Point Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of North Point Advisors, LLC (the "Company") as of and for the year ended February 28, 2013, we considered its internal controls, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by SEC Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the second paragraph of the report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rikis, Jones & Maresca, P.A.

Columbia, MD
May 08, 2013

SIPC SUPPLEMENTARY REPORT

RJM

RIBIS, JONES & MARESCA, P.A.

Certified Public Accountants

1730 M Street, NW
Suite 805
Washington, DC 20036
(202) 293-6321
Fax: (202) 293-6323

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Member of
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended February 28, 2013 filed on April 24, 2012, which were agreed to by North Point Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North Point Advisors, LLC's management is responsible for the North Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of cancelled checks paid to the SIPC, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended February 28, 2013, as applicable, with the amounts reported in Form SIPC-7 for fiscal year ended February 28, 2013, noting the following difference:

- Total revenue "Item no. 2d." on the SIPC-7 when compared to the revenue reported on the audited Form X-17A-5 for the year ended February 28, 2013 was understated by $68, resulting in no over or under payment of fees.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. No overpayment was carried forward on the SIPC-7 filed on April 16, 2013.

MEMBERS OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
COLUMBIA, MD LARGO, MD WASHINGTON, D.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Columbia, MD
May 08, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2/28, 20 13
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-066709 FINRA FEB 4/19/2005
NORTH POINT ADVISORS LLC
580 CALIFORNIA ST STE 2000
SAN FRANCISCO, CA 94105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 31,392

B. Less payment made with SIPC-6 filed (exclude interest) (8,891)
9/27/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 22,501

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 22,501

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 22501.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 16 day of April, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 3-1, 2012
and ending 2-28, 2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 12,556,870

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 12,556,870

2e. General Assessment @ .0025 $ 31,392

(to page 1, line 2.A.)

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FINRA
Financial Industry Regulatory Authority

May 1, 2013

David Jacquin
Chief Compliance Officer
North Point Advisors, LLC
580 California Street, Suite 2000
San Francisco, CA 94105

RE: North Point Advisors, LLC Annual Audit Report Extension Request

Dear Mr. Jacquin:

In reply to your letter dated April 25, 2013, please be advised that your request for an extension of time in which to file the required annual audited financial report as of year-end February 28, 2013 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 10 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before May 13, 2013 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

Sincerely,

Bradley Gaedje
Principal Regulatory Coordinator

BG/ra

cc: Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

SEC Regional Office
44 Montgomery Street, 26th Floor
San Francisco, CA 94104

One Montgomery Street
Suite 2100
San Francisco, CA
94104

t 415 217 1100
f 415 956 1931
www.finra.org